Exhibit 99.3

FOR IMMEDIATE RELEASE

Affimed Announces R&D Strategy to Focus on Innate Immunity Portfolio; Reports First Quarter 2019 Financial Results and Operational Progress

- Company to focus on the development of AFM13, AFM24 and preclinical innate cell engagers, decides to terminate AFM11 T cell engager Phase 1 program -

- Received milestone payment from Genentech, continuing to strengthen cash position from non-dilutive sources -

- Clinical study updates of AFM13 as monotherapy and in combination with Keytruda® (pembrolizumab) will be highlighted in oral and poster presentations at the 15th International Conference on Malignant Lymphoma (ICML) -

Heidelberg, Germany, May 22, 2019 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer, today announced a plan to focus its research and development investments on advancing on-going and previously announced clinical trials for its innate cell engager candidates, AFM13 and AFM24. As part of the strategic plan, Affimed will terminate the Phase 1 clinical program of AFM11, a CD19/CD3-targeting bispecific T cell engager. The Company also provided an update on recent operational progress and reported financial results for the quarter ended March 31, 2019.

“We are focused on advancing our CD16A-targeting innate cell engager product candidates as we progress through 2019, with the goals of initiating a market registration-directed study of AFM13 and entering the clinic with AFM24,” said Dr. Adi Hoess, Affimed’s CEO. “We strongly believe our innate cell engagers could enhance current immuno-oncology approaches and address unmet patient needs in treating hematologic and solid tumor malignancies. We have determined that the optimal use of our resources at this time is to advance our innate cell engagers, focusing their development on indications with high unmet need and the potential for a rapid path to regulatory approval. In addition to advancing our current clinical product candidates, we are working toward expanding our early clinical stage pipeline and exploring rational combinations of our innate cell engagers with other therapeutic modalities such as adoptive NK cell therapies."

Corporate Updates

•	Affimed received a milestone payment from Genentech, a member of the Roche Group, triggered by the achievement of a preclinical milestone under its research collaboration with Genentech to develop and commercialize novel natural killer (NK) cell engager-based immunotherapeutics based on Affimed’s ROCK® platform to treat multiple cancers.

•	Dr. Martin Treder has informed Affimed that he intends to step down from his position as Chief Scientific Officer to pursue new opportunities. Dr. Treder will continue as a consultant to the Company.

Dr. Hoess commented, “Martin oversaw the development of Affimed’s ROCK® platform. We thank Martin for his many contributions to Affimed during his tenure as CSO, and wish him success in his future endeavors.”

Pipeline Updates and Upcoming Clinical Plans

CD16A innate cell engager programs

AFM13 (CD30/CD16A)

•	At the American Association for Cancer Research (AACR) Annual Meeting 2019, Affimed together with its collaboration partners from Washington University School of Medicine, St. Louis, MO, presented data that describe functional responses of conventional and cytokine-induced memory-like (CIML) NK cells in the presence or absence of AFM13. In a poster titled, "The CD30/CD16A bispecific innate immune cell engager AFM13 elicits heterogeneous single cell NK cell responses and effectively triggers memory like (ML) NK cells," preclinical data showed that AFM13 significantly enhanced NK cell recognition of CD30-positive tumor cells and this enhanced tumor recognition correlated with superior NK cell activation. In the study, the combination of CIML NK cells with AFM13 potentiated cytokine secretion and cytotoxicity towards tumor target cells, further demonstrating the rationale for combining AFM13 with adoptive NK cell-based therapies as a promising therapeutic approach for treating CD30-positive malignancies.

•	Abstracts providing updates on AFM13 clinical studies have been accepted for oral and poster presentations at the 15th International Conference on Malignant Lymphoma (ICML), to be held from June 18-22, 2019, in Lugano, Switzerland. The oral presentation includes updated data from the combination study of AFM13 with Merck's Keytruda®

(pembrolizumab) in patients with relapsed or refractory Hodgkin lymphoma (HL). In addition, a poster presentation will highlight data from the investigator-sponsored study of AFM13 as monotherapy in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestations. Details on these presentations are expected to be available in mid-June through the ICML meeting website at www.lymphcon.ch.

•	Affimed filed with U.S. Food and Drug Administration (FDA) the full study protocol for the Company’s Phase 2 registration-directed study of AFM13 as monotherapy in relapsed or refractory patients with peripheral T cell lymphoma (PTCL) and transformed mycosis fungoides, a subset of cutaneous T cell lymphoma. The study commencement is targeted for the second half of 2019 pending agreement with the FDA on the final study protocol.

•	An investigator-sponsored study directed towards development of an off-the-shelf adoptive immunotherapy comprised of AFM13 pre-mixed with expanded cord blood-derived allogeneic NK cells in patients with relapsed/refractory CD30-positive malignancies is planned by The University of Texas MD Anderson Cancer Center (MDACC) with the support of Affimed.

AFM24 (EGFR/CD16A)

•	At the AACR Annual Meeting 2019, a poster titled, "Preclinical characterization of the bispecific EGFR/CD16A innate immune cell engager AFM24 for the treatment of EGFR-expressing solid tumors," highlighted potentially differentiating features of AFM24 versus standard of care anti-EGFR therapies, such as the monoclonal antibody cetuximab. AFM24 demonstrated the ability to bridge NK cells and macrophages to EGFR expressing tumor cell lines, and induced lysis through antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), respectively, which was independent of RAS mutational status. AFM24 enhanced tumor infiltration of NK cells and elicited dose-dependent anti-tumor efficacy in in vivo tumor models. Importantly, AFM24 showed reduced inhibition of EGFR phosphorylation relative to the standard of care, cetuximab. Treatment of cynomolgus monkeys with AFM24 showed a favorable safety profile, even when treated at high dose levels, demonstrating AFM24's potential to have significantly lower toxicities in humans compared to standard of care.

•	Affimed currently anticipates completing investigational new drug (IND)-enabling studies of AFM24 by mid-year 2019 to support the initiation of the first-in-human study of AFM24 in the second half of 2019.

Financial Highlights

(Figures for the first quarter of 2019 and for the first quarter 2018 are unaudited.)

Pro-forma cash, cash equivalents and short-term deposits, including the milestone payment under the Genentech collaboration that the Company received in April 2019, totaled €100.4 million or approximately $113 million, as of March 31, 2019. Cash, cash equivalents and short-term deposits on December 31, 2018 were €108.8 million. Based on its current operating and budget assumptions, Affimed anticipates that its cash, cash equivalents and short-term deposits as of March 31, 2019 will enable the Company to fund its planned clinical development and early development activities into 2021.

Net cash used in operating activities was €13.4 million for the three months ended March 31, 2019 compared to net cash used in operating activities of €6.9 million for the three months ended March 31, 2018.

Total revenue was €11.4 million for the three months ended March 31, 2019 compared to €0.5 million for the three months ended March 31, 2018. The increase in revenue is primarily attributable to the recognition of €10.6 million as revenue from the Genentech collaboration in the first quarter of 2019.

Research and development (R&D) expenses for the first quarter of 2019 were €8.0 million compared to €6.4 million for the first quarter of 2018. The increase was primarily related to higher expenses related to clinical study startup activities for the AFM13 registration study in PTCL, as well as early stage development and discovery activities.

General and administrative (G&A) expenses for the first quarter of 2019 were higher at €2.4 million compared to €2.0 million for the first quarter of 2018. This increase was primarily related to higher personnel expenses.

Net income was €1.9 million, or €0.03 per common share, for the first quarter of 2019, compared to a net loss of €8.2 million, or €0.15 per common share, for the first quarter of 2018. Net income was primarily related to significantly increased revenue, partially offset by higher R&D and G&A expenses.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast today, Wednesday, May 22, 2019 at 8:30 a.m. Eastern time to discuss the company’s financial results and recent corporate developments. To access the call, please dial +1 (631) 510-7495 for U.S. callers, or +44 (0) 2071 928000 for international callers, and reference conference ID 1083705 approximately 15 minutes prior to the call. An audio webcast of the conference call can be accessed in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts/. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical stage biopharmaceutical company that engineers targeted immunotherapies, seeking to improve patient outcomes through the power of innate immunity. Affimed’s fit-for-purpose ROCK® platform allows innate immune engagers to be designed for specific patient populations. The Company is developing single and combination therapies to treat cancers. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Investor Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

Affimed Media Contact:

Anca Alexandru, Head of Communications, EU IR

E-Mail: media@affimed.com

Affimed N.V.

Unaudited consolidated statements of comprehensive income/(loss) (in € thousand)

	For the three months ended March 31
	2019	2018
Revenue	11,353	532

Other income – net	86	(11)
Research and development expenses	(7,987)	(6,396)
General and administrative expenses	(2,434)	(2,038)

Operating income / (loss)	1,018	(7,913)

Finance income / (costs) – net	834	(289)

Income / (loss) before tax	1,852	(8,202)

Income taxes	0	(1)

Income / (loss) for the period	1,852	(8,203)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	73	(195)

Other comprehensive income / (loss)	73	(195)

Total comprehensive income / (loss)	1,925	(8,398)

Earnings / (loss) per share in € per share (undiluted = diluted)	0.03	(0.15)

Weighted number of common shares outstanding	62,430,106	54,838,038

Affimed N.V.

Consolidated statements of financial position (in € thousand)

	March 31, 2019	December 31, 2018
	(unaudited)
ASSETS
Non-current assets
Intangible assets	107	56
Leasehold improvements and equipment	1,374	1,414
Long term financial assets	3,898	3,825
Right-of-use assets	635	0
	6,014	5,295

Current assets
Cash and cash equivalents	63,089	94,829
Financial assets	32,043	13,974
Trade and other receivables	8,298	1,429
Inventories	325	260
Other assets	570	387
	104,325	110,879

TOTAL ASSETS	110,339	116,174

EQUITY AND LIABILITIES
Equity
Issued capital	624	624
Capital reserves	239,656	239,055
Fair value reserves	2,667	2,594
Accumulated deficit	(200,292)	(202,144)
Total equity	42,655	40,129

Non-current liabilities
Borrowings	957	1,690
Contract liabilities	33,488	37,512
Lease liabilities	302	0
Total non-current liabilities	34,747	39,202

Current liabilities
Trade and other payables	6,289	9,425
Borrowings	3,083	3,083
Lease liabilities	334	0
Contract liabilities	23,231	24,335
Total current liabilities	32,937	36,843

TOTAL EQUITY AND LIABILITIES	110,339	116,174

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

	For the three months ended March 31
	2019	2018
Cash flow from operating activities
Income / (loss) for the period	1,852	(8,203)
Adjustments for the period:
- Income taxes	0	1
- Depreciation and amortisation	210	99
- Net gain from disposal of leasehold improvements and equipment	(9)	0
- Share based payments	601	370
- Finance income / costs – net	(834)	289
	1,820	(7,444)
Change in trade and other receivables	(6,688)	(711)
Change in inventories	(65)	(21)
Change in other assets	(183)	(17)
Change in trade, other payables and contract liabilities	(8,252)	1,345
Cash used in operating activities	(13,368)	(6,848)
Interest received	62	26
Paid interest	(77)	(101)
Net cash used in operating activities	(13,383)	(6,923)

Cash flow from investing activities
Purchase of intangible assets	(64)	(9)
Purchase of leasehold improvements and equipment	(66)	(146)
Cash received from the sale of leasehold improvements and equipment	0	1
Cash paid for investments in financial assets	(21.061)	0
Cash received from maturity of financial assets	3,513	0
Net cash used for investing activities	(17,678)	(154)

Cash flow from financing activities
Proceeds from issue of common shares	0	25,042
Transaction costs related to issue of common shares	0	(1,646)
Repayment of lease liabilities	(82)	0
Repayment of borrowings	(833)	(750)
Cash flow from financing activities	(915)	22,646

Exchange-rate related changes of cash and cash equivalents	236	(66)
Net changes to cash and cash equivalents	(31,976)	15,568
Cash and cash equivalents at the beginning of the period	94,829	39,837
Cash and cash equivalents at the end of the period	63,089	55,339

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousand)

	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity

Balance as of January 1, 2018	468	213,778	7,325	(182,667)	38,904
Issue of common shares	156	23,230			23,386
Equity-settled share based payment awards		370			370
Loss for the period				(8,203)	(8,203)
Other comprehensive income			(195)		(195)

Balance as of March 31, 2018	624	237,378	7,130	(190,870)	54,262

Balance as of January 1, 2019	624	239,055	2,594	(202.144)	40,129
Equity-settled share based payment awards		601			601
Income for the period				1,852	1,852
Other comprehensive income			73		73

Balance as of March 31, 2019	624	239,656	2,667	(200,292)	42,655